Blue Water Acquisition Corp.

15 E. Putnam Avenue, Suite 363

Greenwich, CT 06830

VIA EDGAR

July 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Blue Water Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”)
Filed July 19, 2021
File No. 333-256116

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Water Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Friday, July 23, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer

cc:     Ellenoff Grossman & Schole LLP